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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SAINTS ADVISORS LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
205 MADISON STREET

(No. and Street)

DENVER	**CO**	**80206**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Sawyer	**415-773-2080**	**ken@saintsadvisors.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
NTT & Company PLLC

(Name – if individual, state last, first, and middle name)

5865 Mistletoe Ave	**Beaumont**	**TX**	**77707**
(Address)	(City)	(State)	(Zip Code)

03/19/2019	**6543**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth Sawyer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __SAINTS ADVISORS LLC_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Signed by:_
kenneth Sawyer
7B94E2D8E28142D

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented. a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Saints Advisors LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Saints Advisors LLC

Contents



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of Saints Advisors LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors LLC (the "Company") as of December 31, 2025, and the related statements of income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas

March 25, 2026

We have served as the auditor for Saints Advisors LLC since 2022.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Saints Advisors LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

Assets

Cash and cash equivalents	$	74,335
Accounts receivable from affiliate		85,000
Prepaid expenses		4,174
Total assets	$	163,509

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	6,412
Total liabilities		6,412

Member's equity

Member's equity		157,097
Total member's equity		157,097
Total liabilities and member's equity	$	163,509

Saints Advisors LLC
Statement of Operations
For the year ended December 31, 2025

Revenues

Brokerage fees	$	4,081,561
Transaction fees		1,625,507
Gain on sale of asset		85,000
Total Revenue	$	5,792,068

Expenses

Brokerage fees offsets		4,081,561
Compensation		525,754
Professional fees		13,828
Other		6,118
Total expenses		4,627,261
Income from operations		1,164,807
Interest income		2,367
Net income before provision for income taxes		1,167,174
Income tax provision		-
Net income	$	1,167,174

Saints Advisors LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 41,431
Capital Distribution	(1,051,508)
Net income	1,167,174
Balance at December 31, 2025	$ 157,097

.

Saints Advisors LLC
Statement of Cash Flow
For the year ended December 31, 2025

Cash flow from operating activities:

Net income		$	1,167,174
Adjustments to reconcile net loss to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Accounts receivable from affiliate	(85,000)		
Accounts payable and accrued expenses	6,412		
Prepaid expenses	(3,456)		
Total adjustments			(82,044)
Net cash provided by (used in) operating activities			1,085,130
Net cash provided by investing activities			-
Net cash provided by (used in) financing activities			
Capital distributions			(1,051,508)
Net increase in cash			33,622
Cash and cash equivalents at beginning of year			40,713
Cash and cash equivalents at end of year		$	74,335

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company") was organized on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

As a broker-dealer registered with SEC and a member of FINRA, the Company is required to file Financial and Operational Combined Uniform Single Report (FOCUS) and Statements of Supplemental Income (SSOI) reports quarterly, which report assets, liabilities, equity and liquid equity capital (net capital), and income, expenses and net income, respectively.

The Company is an investment banking advisory firm, providing advisory services to affiliated investment funds as described in Note 2.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for services performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts The Company also receives transaction success fees, which are recognized when the underlying transaction is completed, the Company has no further obligations and collection is reasonably assured.

The automobile was sold in 2025 for $85,000. The automobile was fully depreciated when it was sold and an $85,000 gain was recognized with corresponding accounts receivable from its Member.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single-member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company considers all highly liquid investments, including money market accounts, with insignificant interest rate risk and maturities of ninety days or less when purchased to be cash equivalents. The Company may enter into overnight repurchase agreements ("repos"), under which securities are purchased, with an obligation to resell them the following day. Securities purchased under agreements to resell are recorded at face value and reported as cash and cash equivalents.

Note 2: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel and administrative expenses. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the Statement of Operations. For the year ended December 31, 2025, the Company paid $1,683 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2025, the Company received an aggregate of $4,081,561 of brokerage fees from transactions involving Saints Secondaries Fund I, LP and Saints Capital Sierra II, LP of which the entire amount was reimbursed to Saints Secondaries Fund I, LP and Saints Capital Sierra II, LP, which are affiliates, as the Member of the Company is also a Managing Member of the General Partner of Saints Secondaries Fund I, LP and Saints Capital Sierra II, LP. The Company also received an aggregate of $1,625,507 of transactions fees from its affiliates Saints Ventures II, L.P., Saints Ventures Generation, LLC and Saints Gigatrust LLC.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $67,923 which was $62,923 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 9.44 to 1, which is less than the 15 to 1 maximum allowed.

Note 4: COMMITMENTS CONTINGENCIES AND GUARANTEES

As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at December 31, 2025, or during the year end.

Note 5: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service: acting as a broker dealer for affiliate entities. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, when making operational decisions, the CODM uses excess net capital (*see* Note 5), which is not a measure of profit and loss, to ensure regulatory capital compliance before making determinations that include whether to retain earnings or amend discretionary spending.

The Company's operations constitute a single operating segment and therefore, a single reportable segment. Consequently, the CODM is able to manage business activities using the financial information of the Company, including the Statement of Income presented in the financial statements, and additionally, as indicated in Note 1, FOCUS and SSOI reports, all of which are fully understood by the CODM. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company is reliant on revenue from a single external customer (*see* Note 3).

The following Table 1 presents the segment revenue and expenses for the year ended December 31, 2025, as reported on Form SSOI.

SSOI Reporting	31-Dec-25
Revenue	
Revenue from external customers	$ 1,625,507
Gain on sale of asset	85,000
Other revenue	2,367
Total revenue	1,712,874
Expenses	
Compensation expenses	525,754
Other expenses	
- major component - audit	11,500
- other	8,446
Total expenses	545,700
Net income	$ 1,167,174

The following Table 2 presents the segment revenue and significant expenses for the year ended December 31, 2025, as recorded on the company books and records.

Segment revenue & significant expenses	31-Dec-25
Revenues	
Revenue	$ 5,794,435
Other revenue	-
Total revenues	5,794,435
Expenses	
Compensation expenses	525,754
Administrative & office	13,854
Regulatory fees	4,943
Other expenses	4,082,710
Total expenses	4,627,261
Net income	$ 1,167,174

The following Table 3 presents other required segment disclosures for the year ended December 31, 2025.

Other segment disclosures	31-Dec-25
Revenues	
Revenue from external customers	$ 5,707,068
Gain on sale of asset	85,000
Other revenue	2,367
Total revenues	$ 5,794,435
Expenses	
Reimbursements to affiliates	4,081,561
Capital distributions	1,051,508
Segment assets	
Cash and cash equivalents	74,335

Note 6:   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company (1) identifies the contract with the client, (2) identifies the performance obligations in the contract, (3) determines the transaction price, (4) allocates the transaction price to the performance obligations in the contract, and (5) recognizes revenue when the Company satisfies a performance obligation.

The Company receives fees for services and success fees performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts Services fees are recognized when satisfied, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Success fees are earned and recognized when capital is irrevocably committed by investors and any funding or other contingencies have been removed, at which time the Company has satisfied all performance obligations and revenue is recognized. Where the Company is paid fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Note 7: RISK FACTORS

The estimates and assumptions underlying these financial statements are based on the information available as of the date of issuance of these financial statements, including judgments about the financial markets and economic conditions which may change over time.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through performed through the date that the financial statements were issued and determined.

Based upon this review, the Company has determined that there were no events or transaction which took place that would have a material impact on its financial statements.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025

Saints Advisors LLC
Supplementary Information
Net Capital Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Computation of Net Capital

Total Qualified Ownership Equity	$ 157,097
Allowable Subordinated Loans	-
Non-Allowable Assets	89,174
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	$ 67,923

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 427
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 62,923

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness from Statement of Financial Condition	$ 6,412
Percentage of Aggregate Indebtedness to Net Capital	9.44%
	0.09 : 1
Percentage of Debt to debt-equity computed pursuant to 15c3-1(d)	

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA ε December 31, 2025	$ 152,924
Adjustments	
Increase (Decrease) in Equity	(1)
Increase (Decrease) in Subordinated Loans	-
(Increase) Decrease in Non-Allowable Assets	(85,000)
(Increase) Decrease in Securities Haircuts	-
(Increase) Decrease in Undue Concentration Charges	-
Net Capital per Audit	$ 67,923
Reconciled Difference	$ -

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Saints Advisors LLC
Supplementary Statements
Net Capital, Determination of Reserve and Possession & Control Requirements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate daily. At December 31, 2025, the Company had net capital of $67,923 which was $62,923 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 9.44%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Determination of Customer Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession of customer funds or securities and is therefore not required to compute the determination of customer reserve requirements.

Statement Related to Exemptive Provision (Possession and Control)

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Saints Advisors LLC
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2025

Saints Advisors LLC
December 31, 2025
SIPC 7 Reconciliation

Gross Revenues for SIPC-7 (line 3)		$	1,712,874
Total Deductions for SIPC-7 (line 6)		$	-
SIPC Net Assessable Revenues		$	1,712,874
General Assessment @	0.0015	$	2,569
Overpayment Credit Applied		$	-
Payments and credits		$	30
Assessment Balance Due After All Credits and Payments		$	2,539
Late Payment Interest (if any)		$	-
Amount Due on SIPC-7 with Interest		$	2,539

			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$	30	07/16/25	ACH	SIPC
Paid with SIPC 7	$	2,539	02/03/26	ACH	SIPC
Total Paid	$	2,569			
Overpayment (Underpayment)	$	-			



NTT & Company, PLLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2025

Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release 34-70073

Kenneth Sawyer
Saints Advisors LLC
205 Madison Street
Denver, CO 80206

Dear Kenneth Sawyer:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Saints Advisors LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) consulting on transactions with affiliates; and, (2) acting as a broker on private transactions for affiliated entities.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception.

Saints Advisors LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

NTT & Company, PLLC

Beaumont, Texas
March 25, 2026

Saints Advisors LLC
205 Madison Street
Denver, CO 80206

Saints Advisors LLC - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Saints Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: (1) consulting on transactions with affiliates; and, (2) acting as a broker on private transactions for affiliated entities.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

SAINTS ADVISORS LLC

I, Kenneth Sawyer, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Signed by

Kenneth Sawyer

Kenneth Sawyer
Managing Member

Saints Advisors LLC

<u>Supplementary Auditor's Agreed Upon Procedures Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2025



Saints Advisors LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7

Saints Advisors LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2025, which were agreed to by Saints Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Saints Advisors LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Saints Advisors LLC's management is responsible for Saints Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, we compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NTT & Company, PLLC

Beaumont, Texas
March 25, 2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com